Room 4561
						June 14, 2005



Mr. Martin Wade III
Chief Executive Officer
International Microcomputer Software, Inc.
100 Rowland Way
Suite 300
Novato, CA 94945

Re:	International Microcomputer Software, Inc.
	Form 10-KSB for Fiscal Year Ended June 30, 2004
	Filed September 13, 2004
	Form 8-K filed May 18, 2005
	File No. 000-15949


Dear Mr. Wade:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended June 30, 2004

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 38

1. We note that you recognize revenue from resellers at the time of the sale and revenue from distributors when the product sells through to the retailer or end user. Explain to us why your revenue recognition policies differ for these customers that represent your indirect sales channels. Support these policies by referring to the relevant contact terms and explaining how and when each of the criteria in paragraph 8 of SOP 97-2 are met in order to recognize revenue under each type of arrangement.

2. Tell us more about your OEM contracts and your republishing arrangements. Describe the products and services provided and the material contract terms offered. Refer to the accounting literature that supports your revenue recognition policies for OEM contracts and republishing arrangements and explain to us how your policies comply with that literature.

3. We note that you offer your customers returns, price discounts, rebates and stock balancing arrangements. Describe these offerings in more detail and explain to us how each affects the timing of your revenue recognition. Explain how your accounting for these offerings complies with the relevant accounting literature.

Marketable Securities, page 39

4. We note that you have recorded unrealized gains on marketable securities of approximately $2.0 million in your statement of operations for the year ended June 30, 2004. If your marketable securities are available-for-sale securities, tell us how your accounting for the unrealized gains in your statement of operations complies with paragraph 13 of FAS 115.

Reclassifications, page 43

5. You indicate that you "revised" your accounting treatment with regard to fees paid to your third party E-commerce solution provider.
Explain to us the basis for this revision and refer to the accounting literature that supports both your revised accounting and your characterization of the revision as a reclassification.

Note 2 - Discontinued operations

Sale of Keynomics, page 43

6. We note that you retained a 10% interest in Keynomics, L.L.C. and have a non-exclusive licensing agreement to sell and distribute subscriptions for one of Keynomics products. Tell us how you considered paragraph 42 of SFAS 144 when classifying Keynomics as a discontinued operation.

Sale of ArtToday, page 44

7. We note that a portion of the consideration received in your disposition of ArtToday was placed in escrow and approximately $500,000 remained there as of June 30, 2004. Explain to us how you accounted for the amounts held in escrow and indicate whether these were included as part of your initial gain on the sale. Refer to the authoritative literature you used to support your accounting treatment.

Note 3 - Product Line and other Acquisitions, page 44

8. We note that it appears you have included amounts held in escrow as consideration paid upon acquisition and allocated this consideration as part of your initial purchase accounting. Tell us how you considered paragraph 26 of SFAS 141 in determining when to record these escrow amounts as consideration.

9. Tell us why you believe that the trademarks acquired in connection with the Allume acquisition should be deemed intangible assets with indefinite useful lives. Tell us why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets.

10. We note that you did not disclose the basis for determining the value of the shares issued in the Allume acquisition in accordance with paragraph 51(d) of SFAS 141. Tell us how you considered the provisions of EITF 99-12 in determining the value of these shares.

11. Tell us how you determined the fair value of the convertible notes issued in connection with the Allume acquisition. Indicate whether the conversion feature was in-the-money at the acquisition date and, if so, explain how you applied the provisions of EITF 98-5 and EITF 00-27. In addition, explain to us how the agreement to pay
5% liquidated damages to Aladdin Holdings in the event that you were delinquent in your registration obligation affected your classification of the common stock issued in the acquisition.

Certifications

12. Please explain to us how you determined that your Section 302 certifications conform to the format provided in Item 601(b)(31) of
Regulation S-B. As part of your response, clarify for us whether "internal controls" refer to "disclosure controls and procedures," "internal control over financial reporting," or both.

Form 8-K filed May 18, 2005

13. We note that you present the non-GAAP measure EBITDA which excludes interest, amortization, depreciation and "non-recurring items." Tell us more about these non-recurring items and explain your basis for referring to these items as non-recurring. In addition, tell us how you considered the disclosures required by Item
10(e)(1)(i) of Regulation S-K and Questions 8, 9 and 15 of the related Frequently Asked Questions.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Review Accountant at (202) 551-3451 or me at
(202) 551-3730 if you have questions regarding these comments.

Sincerely,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Mr. Martin Wade
International Microcomputer Software, Inc.
June 14, 2005
Page 5